Exhibit 99.2

NEWS RELEASE
FOR IMMEDIATE RELEASE
November 24, 2005

Extendicare Inc. Announces Normal Course Issuer Bid

MARKHAM, ONTARIO - Extendicare Inc. (TSX: EXE.MV and EXE.SV; NYSE: EXE) announced that it has received the approval of the Toronto Stock Exchange (the “TSX”) to make a normal course issuer bid (the “Bid”) for up to 2,800,000 of its Subordinate Voting Shares (EXE.SV), 590,000 of its Multiple Voting Shares (EXE.MV), and 19,000 of its Class II Preferred Shares, Series 1 (EXE.PR.E). The shares sought represent just less than 5% of each of the Company’s Subordinate Voting Shares, Multiple Voting Shares and Class II Preferred Shares, Series 1 outstanding as of November 16, 2005. All shares purchased under the Bid will be cancelled.

The Bid will commence on November 29, 2005 and will terminate on the earlier of: (i) November 28, 2006, and (ii) the date on which the maximum number of each of the respective shares that may be purchased by the Company pursuant to the Bid have been purchased. The timing of the purchases under the Bid is at the discretion of the Company. The Company intends to purchase the shares solely by means of open market transactions, through the facilities of the TSX in accordance with the rules and policies of the TSX, while the Bid is outstanding. The price to be paid by the Company for the shares will be the market price of the shares at the time of purchase.

As at the close of business on November 16, 2005, the Company had outstanding 56,807,395 Subordinate Voting Shares (one vote per share), 11,844,233 Multiple Voting Shares (10 votes per share), which are convertible into Subordinate Voting Shares on a one-for-one basis and 382,979 Class II Preferred Shares, Series 1.

As of November 16, 2005, under the terms of its November 2004 Normal Course Issuer Bid, which expires on November 28, 2005, the Company had purchased 862,200 Subordinate Voting Shares at an average cost of $16.90 per share and 30,500 Multiple Voting Shares at an average cost of $16.60 per share.

The Board of Directors of the Company has authorized the Bid because it believes it is an appropriate use of the Company’s funds to purchase shares when, in the opinion of management, the value of such shares exceeds their trading price. Such purchases are expected to benefit shareholders who continue to hold shares by increasing the value of their equity interest in the Company.

Forward-looking Statements
Statements contained in this release other than statements of historical fact, including statements regarding anticipated financial performance, business strategy and management’s plans and objectives for future operations, are forward-looking statements. These forward-looking statements can be identified as such because the statements generally include words such as “expect”, “intend”, “anticipate”, “believe”, “estimate”, “plan” or “objective” or other similar expressions. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, these statements. In addition to the risks and uncertainties related to these statements, other risks and uncertainties are identified in Extendicare Inc.’s or Extendicare Health Services, Inc.’s filings with Canadian and United States securities regulators and include, but are not limited to, the following: changes in the health care industry in general and the long-term care industry in particular because of political and economic influences; changes in regulations governing the industry and the Company's compliance with such regulations; changes in government funding levels for health care services; resident care litigation, including exposure for punitive damage claims and increased insurance costs, and other claims asserted against the Company; the successful integration of Assisted Living Concepts, Inc.; changes in foreign currency translation; the Company’s ability to attract and retain qualified personnel; the availability and terms of capital to fund the Company’s capital expenditures; changes in competition; and demographic changes. Given these risks and uncertainties, readers are cautioned not to place undue reliance on the Company’s forward-looking statements. All forward-looking statements contained in this report are necessarily estimates reflecting the best judgement of the party making such statements based upon current information, and the Company assumes no obligation to update any forward-looking statement.

For further information, contact:

Extendicare Inc.
Christopher Barnes
Manager, Investor Relations
Telephone: (905) 470-5483
Fax:  (905) 470-4003
Email: cbarnes@extendicare.com
Visit Extendicare’s Website @ www.extendicare.com